Filed by Alcoa Inc.
Pursuant to Rule 425
under the Securities Act of 1933

Subject Company: Alcan Inc.
Commission File No:
001-03677

May 7, 2007

Today, we announced that Alcoa has made a proposal to acquire Alcan to create a premier diversified aluminum company. Attached you will find the press release that was issued this morning, which provides additional details on our offer.

I am very excited about the opportunities that will be created by this transaction. Alcoa and Alcan already have a shared history and shared values, and together we will have a strong future. This combination brings together a complementary portfolio of businesses and will benefit from a broader talent base and enhanced growth opportunities.

As you know, we are facing competition from increasingly formidable suppliers from Russia, China, and elsewhere around the world. The combination of Alcoa and Alcan will create a stronger, more diverse global competitor with the scale and cost structure necessary to remain competitive within this changing industry landscape.

Together, Alcoa and Alcan employ approximately 188,000 people and have 21.5 million tonnes of alumina capacity and 7.8 tonnes of aluminum capacity. We are also leaders in a number of attractive end markets, and will remain committed to profitable, strategic downstream businesses.

Together, Alcoa and Alcan will be better able to prioritize and execute on key expansion and modernization projects and maximize performance improvement opportunities from sharing best practices and leveraging procurement. The combined company’s larger capital base and cash flow will enable us to better fund these growth plans to respond to future increases in global aluminum demand, as well as manage risks of large scale investments.

Alcoa proudly aims to give all of our employees the opportunity to learn, grow and develop in a challenging and rewarding environment. We believe that this proposed transaction will promote even greater growth prospects at both companies and position us for continued success in our industry over the long-term. We are committed to ensuring that the transaction is beneficial to the regions where both Alcoa and Alcan operate and to the employees of both organizations.

Many of you joined Alcoa from other companies, so you know firsthand that we have a proven track record of successfully integrating past acquisitions. We plan to approach this transaction no differently, taking full advantage of our experienced senior team and building an integration team that includes representatives from throughout the organization.

With regard to our offer for Alcan, I want to reinforce what we have said publicly. Alcoa would have strongly preferred to negotiate an agreed transaction with the support of the Alcan Board of Directors. We have been speaking with Alcan about a transaction for almost two years and believe we now have no option other than to take our proposal to Alcan shareholders.

This transaction remains subject to review by competition and other authorities in a number of jurisdictions. We believe any issues can be solved through targeted divestitures and working proactively with these regulators to address any potential concerns. However, it will be some time before this transaction is completed and we are targeting completion of the transaction by the end of 2007. In the meantime, it will be business as usual at Alcoa and I encourage you to remain focused on your jobs and on living our Values every day.

You will likely see a great deal of media coverage about our offer for Alcan in the coming weeks and you may have many questions about this process. There are many decisions still to be made, but we will share more information with you as soon as we can as this process unfolds.

Lastly, let me say that my goal for Alcoa and each of you is to be the best in everything we do, individually and collectively. I have great confidence that this proposed transaction will help us continue down that path. Thank you for your continued hard work and dedication to the company.

A J. P. B

Chairman and Chief Executive Officer

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) also will be available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

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Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

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Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

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Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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